Exhibit 99.8

Consent of Designee for Director of Great American Group, Inc.

The undersigned hereby consents to being named in the Registration Statement on Form S-4 (the “Registration Statement”) of Great American Group, Inc. (the “Company”) originally filed on May 29, 2009, and related proxy statement/prospectus, and any and all amendments thereto, as a designee of Great American Group, LLC (“Great American”) to the board of directors of the Company pursuant to the Agreement and Plan of Reorganization, dated as of May 14, 2009, as amended, by and among the Company, Great American, Alternative Asset Management Acquisition Corp., AAMAC Merger Sub, Inc., the members of Great American and the Member Representative of each of Great American, the members of Great American and the phantom equityholders of Great American, and as contemplated in the Registration Statement.

Date: June 22, 2009

/s/ Matthew J. Hart
Name: Matthew J. Hart